UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         August, 2004

Commission File Number    0-29586

(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                   EnerNorth Industries Inc.
                    (formerly: Energy Power Systems Limited)

Date: August 27, 2004                        By:____"Sandra J. Hall"____ ______
                    Sandra J. Hall,
                    President, Secretary & Director

VIA: Sedar

August 27, 2004

Ontario Securities Commission            British Columbia Securities Commission
Alberta Securities Commission            Nova Scotia Securities Commission
Manitoba Securities Commission            Government of Newfoundland and Labrador
Quebec Securities Commission            P.E.I. Department of Provincial Affairs
New Brunswick Securities Commission          Yukon Territorial Government Corporate Affairs
Northwest Territories - Registrar of Securities            Nunavut
Saskatchewan Financial Services Commission

RE: NOTICE OF ANNUAL AND SPECIAL MEETING

Dear Sirs:

Please find attached, details of the Corporation’s Annual and Special meeting of shareholders.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,
ENERNORTH INDUSTRIES INC.

Per: "Sandra J. Hall"
President

CC     The American Stock Exchange via mail
CC    The Securities & Exchange Commission via Edgar

Equity Transfer Services
Rosa Vieira
    Officer, Client Services
Telephone: 416.361.0930 ext.227
rvieira@equitytransfer.com
VIA ELECTRONIC TRANSMISSION

August 27, 2004

Dear Sir or Madam:

RE:     EnerNorth Industries Inc. -Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual and Special Meeting of Shareholders for EnerNorth Industries Inc.

1.	ISIN - CA29275G1019

2.	Date Fixed for the Meeting - November 5, 2004

3.	Record Date For Notice - September 20, 2004

4.	Record Date For Voting -September 20, 2004

5.	Beneficial Ownership Determination Date- September 20, 2004

6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting- Common Shares

7.	Classes of Series of Securities that entitle the holder to vote at the meeting- Common Shares

8.	Business to be conducted at the meeting- Non-routine

Yours Truly,
EQUITY TRANSFER SERVICES INC.

s/ Rosa Vieira